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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Air Peace Signs a Firm Order for Three additional E195-E2 jets

Dubai, UAE, November 17th, 2019 – Embraer announced today, at the Dubai Air Show, that Air Peace, Nigeria and West Africa’s largest airline, has signed a contract for three additional E195-E2s, confirming purchase rights from the original contract, signed in April this year. These new E195-E2s will be included in Embraer’s 2019 fourth-quarter backlog and have a value of USD 212.6 million, based on Embraer’s current list prices.

Set to be the first E-Jets E2 operator in Africa, Air Peace’s firm order, announced in April this year, is now for 13 E195-E2s with 17 purchase rights for the same model. The first delivery is scheduled for the second quarter of 2020.

“The E195-E2 is the perfect aircraft to expand our operations in Africa and this new order is a further confirmation of our ‘no-city-left-behind initiative which we shall continue to execute”, said Air Peace Chairman/CEO, Mr. Allen Onyema. He added, “We are receiving impressive data about the aircraft’s economics now that is in revenue service, and this was a driver to place this new firm order with Embraer. We look forward to receiving our first aircraft, which will enhance connectivity in Nigeria and the African region, while feeding long-haul flights from our Lagos hub.”

“Air Peace will love the aircraft’s efficiency and the passenger will experience an unparalleled level of comfort, especially in first class – Air Peace is the launch customer for Embraer’s new premium staggered seating option”, said Raul Villaron, Vice President Sales, Africa and Middle East, Embraer Commercial Aviation. “We look forward to supporting Air Peace’s growing E2s fleet and to deepening our fruitful partnership.”

Air Peace subsidiary, Air Peace Hopper, started operating six ERJ145 jets last year on short thin routes. That experience with Embraer’s products and services, including the pool programme, and the undeniable economic benefits of right-sizing aircraft for the mission, was a key factor in selecting the E2.

Air Peace’s E195-E2s will be configured in a comfortable dual class arrangement with 124 seats. Air Peace operates more than 20 local, regional, and international routes and has strategic plans to  expand those routes.

Embraer is the world’s leading manufacturer of commercial jets up to 150 seats. The Company has 100 customers from all over the world operating the ERJ and E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,500 deliveries, redefining the traditional concept of regional aircraft.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 12 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer